JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

September 13, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295– Post-Effective Amendment No. 442

Dear Ms. White:

This letter is in response to the comments you provided with respect to the registration statement for JPMorgan Trust I (the “Trust”) with respect to the change of the JPMorgan Small Cap Core Fund’s Select Class shares to Class R5 shares. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statements in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 on or around September 14, 2016. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

2.	Comment: Please update the series and class information on EDGAR with the Fund’s ticker.

Response: The information will be updated as of the effective date of the changes to the Select Class shares.

3.	Comment: Please advise how derivatives will be valued for compliance with the Fund’s 80% policy.

Response: Derivatives are not included in the numerator for purposes of determining the Fund’s compliance with its policy to invest at least 80% of its assets in a particular type of equity securities.

4.	Comment: Please review the instruments included in the Risk and Reward Elements for the Fund section and remove ones that are not mentioned earlier in the prospectus.

Response: We have reviewed the instruments listed in this section, and the listed items are consistent with the prospectuses for the Fund’s other classes; therefore, we are not making any changes at this time. We will, however, be removing the entire section at the time of the annual update.

5.	Comment: Part II of the SAI indicates that in evaluating portfolio managers, performance “is compared to appropriate market peer group and to competitive indices JPMorgan has identified for the investment strategy.” Please disclose the benchmark for the Fund in the registration statement as required by Item 20(b) of Form N-1A.

Response: The sole purpose of the registration statement filing is to revise the registration of the Fund’s Select Class shares to reflect the change to Class R5 shares. We will consider the inclusion of the benchmark in the next annual update for the Fund.

In connection with your review of Post-Effective Amendment No. 442 filed by the Trust, which was filed on July 6, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Trust’s filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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